FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

October 30, 2007

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

FANCAMP EXPLORATION – GRANTS OPTIONS

October 30, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it is granting director and officer incentive stock options to purchase up to a total of 1,525,000 common shares in its capital stock, at a price of $1.90 per share, exercisable on or before October 30, 2012. The options were granted pursuant to the Company's incentive stock option plan, under which a maximum of 10 percent of the issued and outstanding common shares are reserved for issuance. Shares issuable upon exercise of the incentive stock options are subject to a 4 month TSX Venture Exchange hold period, commencing on the date the incentive stock options are granted.

The closing price of the Company's shares on October 29, 2007 was $1.90.

The above is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END